SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Plan year ended: December 31, 2002

Commission file number: 1-12869

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Non-Represented Employee Savings Plan for Nine Mile Point
Constellation Energy Group, Inc.
750 E. Pratt St.
Baltimore, Maryland 21202

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.
750 E. Pratt St.
Baltimore, Maryland 21202

NON-REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Non-Represented Employee Savings Plan

for Nine Mile Point

DATE: June 27, 2003

BY:	/s/ R. D. Honaker
Richard D. Honaker, Plan Administrator

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of the

Non-Represented Employee Savings Plan for Nine Mile Point

We have audited the accompanying statements of net assets available for benefits of Non-Represented Employee Savings Plan for Nine Mile Point (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and the period from November 7, 2001 (Date of Inception) to December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 and the period November 7, 2001 (Date of Inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus L.L.P.

Washington, DC
June 27, 2003

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Prospectuses of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-102723, 333-59601, 33-57658, 333-56572, 333-24705, and 33-49801 and 33-59545, 333-45051, 333-46980, 33-56084, 333-81292, and 333-89046, respectively) of Constellation Energy Group, Inc. of our report dated June 27, 2003 on the financial statements and supplemental schedule of the Non-Represented Employee Savings Plan for Nine Mile Point, for the Plan year ended December 31, 2002, which report is included in this Annual Report on Form 11-K.

/s/ Mitchell & Titus L.L.P.

Washington, DC
June 27, 2003

Nine Mile Point Nuclear Station, LLC

Non-Represented Employee Savings Plan for Nine Mile Point

Statement of Net Assets Available for Benefits

December 31

	2002	2001

ASSETS:

Securities held in trust	$58,777,324	$63,239,427

Participant loans	1,495,986	1,418,106

Total	$60,273,310	$64,657,533

LIABILITIES:

Accounts payable	$0	$0

Total	$0	$0

Net assets available for benefits end of year	$60,273,310	$64,657,533

The accompanying notes are an integral part of these financial statements.

Nine Mile Point Nuclear Station, LLC

Non-Represented Employee Savings Plan for Nine Mile Point

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002 and the Period November 7, 2001 to December 31, 2001

	2002	2001

ADDITIONS

Contributions:

Participant contributions	$4,184,234	$576,352
Employer matching contributions	1,202,589	157,694
Plan Transfer	149,405	63,920,323
	5,536,228	64,654,369

Income:

Dividends	995,983	1,067
Interest on participant loans	111,094	0
	1,107,077	1,067

Net (depreciation) appreciation (See Note 4)	(8,703,260)	2,097

Total Additions:	(2,059,955)	64,657,533

DEDUCTIONS

Withdrawals and distributions	(1,941,480)	0
Plan Transfer	(376,655)
Fees	(6,133)	0

Total Deductions:	(2,324,268)	0

CHANGE IN NET ASSETS	(4,384,223)	64,657,533

Net assets available for benefits beginning of period	64,657,533	0

Net assets available for benefits end of period	$60,273,310	$64,657,533

The accompanying notes are an integral part of these financial statements.

NINE MILE POINT NUCLEAR STATION, LLC

NON-REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

NOTES TO FINANCIAL STATEMENTS

NOTE 1. GENERAL DESCRIPTION OF THE PLAN

On November 7, 2001, Nine Mile Point Nuclear Station, LLC (Company), a subsidiary of Constellation Energy Group, Inc., purchased the Nine Mile Point Nuclear Power Station from the Niagara Mohawk Power Corporation and other owners.

Consequently, a number of the participants’ balances in the Niagara Mohawk Non-Represented Employee Savings Fund Plan were spun off to a cloned plan which was named the Non-Represented Employee Savings Plan for Nine Mile Point (Plan).

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility - An employee must be employed by Nine Mile Point Nuclear Station, LLC and must be 21 years of age with one month of service to be eligible to participate in the Plan.

Administration - The Plan Administrator is the Director - Benefits, Human Resources Division of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, Fidelity Management Trust Company (Trustee).  Fidelity Management Trust Company provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to the provisions of ERISA.

Contributions - Eligible participants may contribute from 2% to 50% of their eligible pay on a before-tax basis, from 2% to 15% of their eligible pay on an after-tax basis, or a combination thereof through payroll deductions.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.  Prior to January 1, 2002, participant contributions were limited to 15%. The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service.  The limitation for 2002 was $11,000.

Effective July 2002, catch-up contributions were permitted for participants age 50 and above.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan.

Company Matching Contributions - Upon completion of one year of service, the Company contributes, an amount equal to 50% of the participant’s first 2% to 6% of contributions.

All company matching contributions are fully and immediately vested upon being credited to the participant’s account. Company contributions are initially invested in the CEG Company Stock Fund. Once credited, the participant can transfer the funds at his or her discretion. Prior to February 6, 2002 company matching contributions were automatically directed to the Retirement Government Money Market Portfolio.

Investment Options - Except as otherwise indicated, participants can elect to have their contributions invested in the following:

CEG Company Stock Fund
National Grid Company Stock Fund*
Fidelity Aggressive Growth Fund
Fidelity Asset Manager
Fidelity Asset Manager: Growth
Fidelity Asset Manager: Income
Fidelity Diversified International Fund
Fidelity Dividend Growth Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom Income Fund
Fidelity Growth & Income Portfolio
Fidelity Growth Company Fund
Fidelity Low Priced Stock Fund
Fidelity Managed Income Portfolio
Fidelity Money Market Trust: Retirement Government Money Market Portfolio
Fidelity Overseas Fund
Fidelity U.S. Bond Index Fund
Fidelity U.S. Equity Index Commingled Pool
Janus Flexible Income Fund
Janus Worldwide Fund
PIMCO Total Return Fund – Institutional Shares
Spartan Extended Market Index Fund

NOTE:  Effective January 31, 2002, a merger of Niagara Mohawk Holdings, Inc. and National Grid Group plc was completed.  As a result of that merger, Niagara Mohawk Stock was replaced by National Grid Stock. Effective February 6, 2002, the CEG Company Stock Fund was added as an available investment option in the Plan.

* This Fund is closed to new investments such as contributions, loan repayments and transfers (exchanges).

Common Stock Funds - Investments in the CEG Company Stock Fund and the National Grid Company Stock Fund are stated in units, not shares.  The value of a unit reflects the combined fair value of a share of common stock and the cash or liquid investments held by the Stock Funds.  Each Stock Fund keeps some of its assets in cash or liquid investments so those participants may trade out of the Stock Funds on any business day.  This requires it to be unitized.  Unitization does not change the market value of a participant’s investment, only the manner in which that value is expressed.

The equivalent number of shares of common stock a participant owns on any given day can be determined by multiplying the total number of units owned by the unit value on that day and then dividing that amount by the common stock market price for that day.

Fixed Income Fund - Amounts held in the Fixed Income Fund are invested in a pooled account.  Investment units in the Fixed Income Fund are supported by a managed income portfolio account with investments in insurance companies, financial institutions, and fixed income securities. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.  The account is included in the financial statements at fair value, as reported to the Plan by Fidelity Institutional Retirement Services Company.

Investment Income - Dividends on shares of National Grid Company Stock Fund are automatically invested in the Fidelity Retirement Government Money Market Portfolio.  Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers - Participants whose job status changes from or to represented and non-represented may transfer assets to or from the Represented Employee Savings Plan for Nine Mile Point and the Non-Represented Employee Savings Plan for Nine Mile Point. Those transfers are valued at fair value.

In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the available investment funds.

Participant Loan Provisions - Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s before-tax contributions and earnings thereon, and participants may elect up to five years to repay the loan.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month proceeding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan.

Withdrawals and Distributions - A participant may, on a daily basis, elect to withdraw all or part of the stock and cash attributable to their after-tax contributions.  Contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2, except for death, disability, retirement, separation from service, or under certain circumstances of hardship, in which case the participant may be subject to tax penalties.

Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances.

Withdrawals and distributions to participants are recorded when paid.

Vesting - All contributions that are held in participants’ accounts are immediately 100% vested.

Administrative costs - Administrative costs are paid directly by the Plan.  Investment management expenses of each fund are deducted from the assets of that fund.  Participants are charged a nominal loan initiation fee.

Related Party Transactions - Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a division of which is also the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual method of accounting.  The accounting principals and practices that affect the more significant elements of the financial statements are:

Valuation of Investments - Shares of common stock, are valued at the closing market price as of year-end.  Investment units in the Retirement Government Money Market Portfolio are valued at a constant $1 per unit and are supported by the U.S. Government Obligations.  Temporary investments in short-term cash funds are also valued at a constant $1 per unit.  The remaining investment units are valued at the year-end fair value of the underlying securities in the Funds. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Loans to participants are valued at their outstanding principal amount.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

NOTE 3. TAX STATUS

The plan is designed to qualify under Section 401(a) and 401(k) of the Internal Revenue Code and the Plan itself is exempt from federal income tax under Section 501 of the Internal Revenue Code.

On September 12, 2002, the Company submitted an initial request to the IRS on the qualification of the Non-Represented Employee Savings Plan for Nine Mile Point.  As of the date of this report, the Company has not received a response regarding this request.

NOTE 4. INVESTMENTS

Investments which exceed 5% of the Plan’s net assets as of December 31, 2002 and December 31, 2001, include:

December 31, 2002

Identity of Issue	Units	Current Value
National Grid Company Stock Fund	474,243	$5,406,371
Fidelity Growth & Income Portfolio	260,256	7,888,346
Fidelity Growth Company Fund	207,672	7,355,748
Fidelity Managed Income Portfolio	9,565,824	9,565,824
Fidelity Money Market Trust: Retirement Government Money Market Portfolio	5,849,842	5,849,842
Fidelity U.S. Equity Index Commingled Pool	331,251	8,701,963

December 31, 2001

Identity of Issue	Units	Current Value
Niagara Mohawk Company Stock Fund	974,332	$11,389,939
Fidelity Growth Company Fund	211,244	11,242,382
Fidelity Growth & Income Portfolio	257,806	9,636,788
Fidelity Managed Income Portfolio	8,066,686	8,066,686
Fidelity U.S. Equity Index Commingled Pool	320,002	10,800,061

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Identity of Issue	2002	2001
Niagara Mohawk Stock Fund	$708,226	$—
National Grid Stock Fund	733,339	—
CEG Common Stock Fund	18,781	—
Mutual Funds	(10,163,606)	2,097
Total	$(8,703,260)	$2,097

Nine Mile Point Nuclear Station, LLC (EIN 52-2303044)
Non-Represented Employee Savings Plan for Nine Mile Point

Schedule of Assets Held for Investment Purposes

December 31, 2002

Shown below are the units, with respective cost and current value, which were held for investment purposes on December 31, 2002:

Identity of Issue	Units	Cost	Current Value
CEG Company Stock Fund*	245,443	$2,443,085	$2,474,062
National Grid Stock Fund	474,243	3,367,746	5,406,371
Fidelity Aggressive Growth Fund*	105,605	1,809,202	1,181,718
Fidelity Asset Manager*	41,724	634,646	575,791
Fidelity Asset Manager: Growth*	65,555	926,180	784,693
Fidelity Asset Manager: Income*	28,321	319,595	307,569
Fidelity Diversified International Fund*	12,824	242,397	220,064
Fidelity Dividend Growth Fund*	33,881	897,500	756,230
Fidelity Freedom 2010 Fund*	16,732	200,864	191,413
Fidelity Freedom 2020 Fund*	20,259	244,858	215,552
Fidelity Freedom 2030 Fund*	15,385	183,803	157,545
Fidelity Freedom 2040 Fund*	977	6,485	5,724
Fidelity Freedom Income Fund*	1,431	15,490	15,166
Fidelity Growth & Income Portfolio*	260,256	9,576,723	7,888,346
Fidelity Growth Company Fund*	207,672	10,656,175	7,355,748
Fidelity Low Priced Stock Fund*	87,596	2,420,250	2,204,803
Fidelity Managed Income Portfolio*	9,565,824	9,565,824	9,565,824
Fidelity Money Market Trust: Retirement Government Money Market Portfolio	5,849,842	5,849,842	5,849,842
Fidelity Overseas Fund*	56,686	1,529,066	1,247,097
Fidelity U.S. Bond Index Fund*	176,063	1,921,363	1,978,943
Fidelity U.S. Equity Index Commingled Pool*	331,251	11,023,454	8,701,963
Janus Flexible Income Fund	38,040	356,288	366,327
Janus Worldwide Fund	18,724	792,611	601,617
PIMCO Total Return Fund – Institutional Shares	38,818	410,260	414,191
Spartan Extended Market Index Fund	16,158	366,029	310,725
Loan Fund*		—	1,495,986

Grand Total - All Funds		$65,759,736	$60,273,310

* Represents party-in-interest